EXHIBIT 99.1

Stantec selected by BC Hydro to provide Transmission & Distribution Engineering and Project Delivery Services

The CAD$186-million master services agreement is part of BC Hydro’s 10-year capital plan to modernize its electrical grid and provide clean, reliable energy to communities throughout British Columbia

EDMONTON, Alberta, NEW YORK and VANCOUVER, British Columbia, April 30, 2024 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, has been selected by BC Hydro & Power Authority (BC Hydro) to provide transmission and distribution engineering as well as project delivery services for the electrical infrastructure in British Columbia, Canada. The initiative is part of BC Hydro’s 10-year capital plan to modernize its electrical grid and provide reliable energy while driving the clean energy transition forward in the province.

The CAD$186-million master services agreement (MSA) between Stantec and BC Hydro is initially termed for seven years, with a potential total term of up to 20 years. Stantec will supply transmission and distribution services along with substation design, including electrical, mechanical, civil, structural, and geotechnical engineering services. Stantec will also oversee project management, scheduling, cost control, procurement, and contract management, as well as materials management, equipment management, and logistics.

This is the latest agreement between Stantec and BC Hydro, which allows Stantec to support any development from initial system studies, environmental permitting, Indigenous consultation, and engineering design to construction management and post construction monitoring.

“Stantec is proud to assist BC Hydro in this major endeavor to modernize and expand the electrical grid in British Columbia,” says Mario Finis, executive vice president of Energy & Resources at Stantec. “Renewable energy generation is only part of the transition to a clean energy future. We must also design, build, and maintain the transmission and distribution infrastructure needed to safely and reliably deliver clean energy to meet the needs of our communities. Stantec will be there to support these grid modernization efforts in British Columbia and around the world.”

BC Hydro released its 10-year capital plan in January 2024. The plan, called Power Pathway: Building BC’s Energy Future, outlines the investments BC Hydro plans to make to sustain and expand the electricity system. It has three main objectives: to support the electrification of the province and meet CleanBC emissions reductions targets; to reinforce the system to enable customer connections and meet load growth; and to sustain the system, ensuring the province can safely and reliably meet the needs of its customers while keeping rates low.

Stantec’s Energy & Resources team is an industry leader in power delivery services and solutions designed to support the changing needs of global communities. The global firm’s work involves evaluating, designing, and commissioning transmission, substation, distribution, energy storage, and grid modernization projects. Stantec is currently serving as Owner’s Engineer for the SunZia Transmission Project, which is part of the largest clean energy infrastructure initiative in US history and will deliver 3,000 megawatts of power to communities throughout the southwest US. Stantec’s teams are also providing specialist services for more than a dozen major high voltage direct current (HVDC) projects globally.

To learn more about Stantec’s Power Delivery services, click here.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the initiatives and projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the initiatives and projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the initiatives and projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Contact
Ashley Warnock	Jess Nieukerk
StantecMedia Relations	Stantec Investor Relations
Ph: (403) 472-0122	Ph: (403) 569- 5389
ashley.warnock@Stantec.com	ir@stantec.com

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